Exhibit 99.1

Canadian Zinc Appoints HCF as Financial Advisers to Arrange Debt Financing for Prairie Creek Mine

VANCOUVER, Feb. 7, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") announces that it has appointed HCF International Advisers Limited as its adviser in securing debt financing for the construction of its Prairie Creek Zn-Pb-Ag Mine in the Northwest Territories, Canada.

HCF International Advisers Limited ("HCF") is a leading independent corporate finance advisory boutique based in London, UK and focused on the global natural resources and infrastructure sectors. HCF provides strategic and financial advice to companies and financial institutions across the complete life cycle of a project, including structuring of debt finance.

HCF has prepared a three-staged approach to source and negotiate debt financing for the Prairie Creek Mine. The preliminary stage, which is now under way, includes development of a funding strategy, appointment of an independent technical engineer, preparation of a new financial model and conducting preliminary market soundings of potential lenders. This will be followed by formal engagement with potentially interested parties and thereafter negotiation and finalization of financing documentation.

The estimated capex as reported in the Prairie Creek 2016 Preliminary Feasibility Study ("PFS") was $250 million and it is anticipated that debt financing could range up to 70% of this figure.

John F. Kearney, Chairman and CEO of Canadian Zinc, stated, "The Prairie Creek Project is on the cusp of development with a definitive feasibility study underway to support the project debt financing. We believe the appointment of an experienced, financial adviser like HCF is timely and will help guide the debt financing process to a successful conclusion."

Mark Sumner, Managing Director of HCF, stated, "We are pleased to be working with Canadian Zinc, sourcing and negotiating debt financing for the Prairie Creek Project. Our proven track record of structuring and executing debt financing transactions for a variety of projects in the natural resources sector will guide our financing work for the Prairie Creek Mine."

In this improving metal prices market, Canadian Zinc is advancing the development of the Prairie Creek Project by undertaking a Definitive Feasibility Study ("DFS"), which is expected to be completed in mid-2017.

The DFS will provide a path towards construction by addressing all the contingencies in the required detail and help to manage or reduce the various risk factors in the Project. The DFS will also follow up on a number of recommendations in the Prairie Creek 2016 PFS for further optimization and potentially enhanced economics.

Canadian Zinc has also recently engaged Ausenco to undertake project development planning services for the Prairie Creek Mine and to deliver an optimized project development plan that can be used to advance the project to production and provide a critical link to the project financing plan. The Project Execution Plan will include the development of a contract and procurement strategy. This strategy will align with the project execution schedule and will serve to support the capital cost estimate as well as execution risks and opportunities, and with the ability and capacity to convert to an Engineering Procurement and Construction Management ("EPCM") contract at the appropriate time.

About the Prairie Creek Mine

The Prairie Creek Mine hosts Proven and Probable Reserves of 7.60 million tonnes averaging 8.93% zinc, 8.33% lead, and 127.58 g/t silver within Measured and Indicated Resources of 8.70 million tonnes grading 9.5% zinc, 8.9% lead and 136 g/t silver. In addition, the Report confirms a large Inferred Resource of 7.05 million tonnes grading 11.3% zinc, 7.7% lead and 166 g/t silver and additional exploration potential.

Over the 17 year mine-life, Prairie Creek's projected average annual mine production is expected to be approximately 60,000 tonnes of zinc concentrate and 55,000 tonnes of lead concentrate containing approximately 86 million pounds of zinc, 82 million pounds of lead and 1.7 million ounces of silver.

The financial results are strongly positive and indicate a pre-tax undiscounted cumulative cash flow of $710 million at metal prices of US$1.00/lb for zinc and lead and US$19/oz for silver. The financial model yields a pre-tax NPV of $284 million at an 8% discount rate, with an IRR of 23%, and a post-tax NPV of $155 million, with a post-tax IRR of 18%.

About HCF International Advisers Limited

The HCF management and advisory team is comprised of skilled professionals with both strong financial and technical expertise, previously holding senior positions at the World Bank, the International Finance Corporation (IFC), Standard Chartered Bank, the European Bank for Reconstruction & Development (EBRD), and Royal Bank of Scotland.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits.

Cautionary Statement – Forward-Looking Information

This news release contains certain forward-looking information, including, among other things, the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

E-mail: invest@canadianzinc.com Website: www.canadianzinc.com

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7, Fax: (416) 368-5344; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC, V6B 4N9, Fax: (604) 688-2043, Toll-free: 1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7. Fax: (416) 368-5344

CO: Canadian Zinc Corporation

CNW 07:00e 07-FEB-17